SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BOSTON LIFE SCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	0-6533 (Commission File Number)	87-0277826 (IRS Employer Identification No.)

20 Newbury Street, 5th Floor Boston, Massachusetts (Address of principal executive offices)	02116 (Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:

                         (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Series D Preferred Stock Purchase Rights

(Title of class)

AMENDMENT NO. 7

On September 26, 1991, Boston Life Sciences, Inc. (then, Greenwich Pharmaceuticals Incorporated), a Delaware corporation (the “Company”), entered into a Rights Agreement (as amended, the “1991 Rights Agreement”) with Pittsburgh National Bank, as rights agent, and declared a dividend of one preferred stock purchase right for each outstanding share of common stock of the Company at the close of business on October 7, 1991, and for each share of common stock issued after October 7, 1991 and on or prior to the earlier of the Distribution Date (as defined in the 1991 Rights Agreement) or September 26, 2001. The 1991 Rights Agreement expired by its terms on September 26, 2001.

In anticipation of the expiration of the 1991 Rights Agreement, on September 11, 2001, the Company entered into a new Rights Agreement (the “2001 Rights Agreement”) with Continental Stock Transfer & Trust Company, as Rights Agent, and declared a dividend of one right to purchase one one-thousandth (1/1000/th/) of a share of Series D Preferred Stock of the Company for each outstanding share of common stock of the Company at the close of business on September 13, 2001, and for each share of common stock issued after September 13, 2001, and on or prior to the earlier of the Distribution Date (as defined in the 2001 Rights Agreement) or September 11, 2011.

On November 13, 2001, the Company and Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”) entered into Amendment No. 1 to the 2001 Rights Agreement (“Amendment No. 1”). Amendment No. 1 provides that the 2001 Rights Agreement shall be governed by the laws of the State of Delaware.

On November 22, 2002, the Company and the Rights Agent entered into Amendment No. 2 to the 2001 Rights Agreement (“Amendment No. 2”). Amendment No. 2 provides that, for purposes of any calculation under 2001 Rights Agreement, as amended (the “Rights Agreement”) of the percentage of outstanding shares of common stock beneficially owned by a person, any shares of common stock such person beneficially owns that are not outstanding (such as shares underlying options, warrants, rights or convertible securities) shall be deemed to be outstanding. Amendment No. 2 also exempts each of Ingalls & Snyder, L.L.C., Ingalls & Snyder Value Partners, L.P. and Robert L. Gipson (the “Ingalls Parties”) from being an “Acquiring Person” under the Rights Plan so long as such persons, collectively, together with all affiliates of such persons, shall beneficially own less than 20% of the shares of common stock then outstanding (the “Ingalls Exception”).

On March 12, 2003, the Company and the Rights Agent entered into Amendment No. 3 to the 2001 Rights Agreement (“Amendment No. 3”). Amendment No. 3 provides that prior to June 1, 2005, the Ingalls Parties and their affiliates will be deemed not to beneficially own certain convertible notes and warrants of the Company and any common stock issues or issuable upon their conversion or exercise for purposes of determining whether the Ingalls Exception is applicable.

On December 23, 2003, the Company and the Rights Agent entered into Amendment No. 4 to the 2001 Rights Agreement (“Amendment No. 4”). Amendment No. 4 adds Thomas O. Boucher, Jr. to the list of specified persons (defined above as the “Ingalls Parties”) who are exempt from being an “Acquiring Person” so long as the Ingalls Exception is applicable. Amendment No. 4 also provides that a person shall not be deemed to beneficially own securities held by another person solely by reason of an agreement, arrangement or understanding among such persons to vote such securities, if such agreement, arrangement or understanding is for the purpose of (i) soliciting revocable proxies or consents to elect or remove directors of the Company pursuant to a proxy or consent solicitation made or to be made pursuant to, and in accordance with, the applicable proxy solicitation rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, and/or (ii) nominating one or more individuals (or being nominated) for election to the Company’s board of directors or serving as a director of the Company.

In order to reflect the adoption of the 2001 Rights Plan and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Registration Statement on Form 8-A, registering its Series D Preferred Stock Purchase Rights (formerly, Series A Preferred Stock Purchase Rights), which was filed on October 22, 1991, and amended by a Form 8 filed on July 28, 1993, a Form 8-A/A filed on August 8, 1994, a Form 8-A/A filed on March 20, 2001, a Form 8-A/A filed on September 13, 2001, a Form 8-A/A filed on November 25, 2002 and a Form 8-A/A filed on March 18, 2003, as follows: effective as the date of this Form 8-A/A, Item 1 and Item 2 are hereby amended and restated in their entirety as set forth below.

Item 1.	Description of Registrant’s Securities to be Registered.

On September 11, 2001, Boston Life Sciences, Inc. (the “Company”), declared a dividend distribution of one preferred stock purchase right (a “Right”) for each share of Common Stock. Each Right entitles the registered holder to purchase from the Company after the Distribution Date described below one-thousandth of a share of its Series D Preferred Stock (the “Preferred Stock”). The exercise price is $25 for each one-thousandth share of Preferred Stock. The distribution of Rights is payable on September 13, 2001 to the record holders of Common Stock at the close of business on that date. One Right will also be issued for each share of Common Stock issued between September 13, 2001 and the earlier of the Distribution Date or September 11, 2011.

Exercisability of the Rights; Distribution Date. The Rights are not exercisable until the Distribution Date. The Distribution Date would occur, if ever, ten business days after either of the following events:

•	A public announcement that a person or group (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company’s outstanding Common Stock (the “Stock Acquisition Date”); or

•	The commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 15% or more of the Company’s outstanding Common Stock.

None of Ingalls & Snyder, L.L.C., Ingalls & Snyder Value Partners, L.P., Thomas O. Boucher, Jr. or Robert L. Gipson (the “Ingalls Parties”) will be considered an “Acquiring Person” for so long as such persons, collectively, together with their affiliates, shall beneficially own less than 20% of the Company’s outstanding stock (the “Ingalls Exception”).

For purposes of determining whether the Ingalls Exception is available, prior to June 1, 2005, the Ingalls Parties and their affiliates will be deemed not to beneficially own certain convertible notes and warrants of the Company and any common stock issued or issuable upon their conversion or exercise.

Mergers, Asset Sales and Self-Dealing Transactions. If, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination, or 25% or more of its assets or earning power is sold, proper provision is to be made so that each holder of a Right would have the right to receive, upon exercise of the Right, that number of shares of common stock of the acquiring company which at the time has a market value of two times the exercise price of the Right.

In the event that:

(1) any person shall become an Acquiring Person; or

(2) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged; or

(3) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement; or

(4) during such time as there is an Acquiring Person any recapitalization, reorganization or other transaction involving the Company occurs which results in such Acquiring Person’s ownership interest being increased by more than 1%;

then each holder of a Right would have the right to receive, upon exercise of the Right, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right.

Following the occurrence of any of the events described in this section, any Rights beneficially owned by any Acquiring Person would immediately become null and void.

Exchange Option. The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the

Company or any such subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder.

Transferability of Rights. Until the Distribution Date, the Common Stock certificates will evidence the Rights, and the transfer of the Common Stock certificates will constitute a transfer of the Rights. After the Distribution Date, separate certificates evidencing the Rights would be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date, and such separate Rights certificates alone would evidence the Rights.

Redemption. The Board of Directors, by a majority vote, may redeem the Rights at a redemption price of $.01 per Right at any time before the earlier of the Distribution Date or the close of business on the Expiration Date described below. Immediately upon such redemption, the right to exercise the Rights will terminate, and the Rights Holders will become entitled only to receive the Redemption Price.

Expiration of Rights. If not previously exercised or redeemed, the Rights will expire on September 11, 2011.

Anti-Dilution Adjustment. The exercise price, the redemption price, the exchange ratio and the number of shares of the Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, or

•	upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price, or

•	upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company and dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such price. At the Company’s option, upon any exercise of Rights, cash (based on the market price on the last trading date prior to the date of the exercise) will be paid instead of issuing fractional shares of any securities (other than fractional shares of Preferred Stock in integral multiples of one-thousandth of a share).

No Shareholder Rights. A Right holder, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.

Amendments. Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date without the approval of any holders of the Rights. After the Distribution Date, the Board of Directors may amend the Rights Agreement to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement. A majority vote of the Board of Directors is required.

Tax Consequences. Although the Company believes that neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date should be taxable to the stockholders or the Company, stockholders may, depending upon the circumstances, realize taxable income upon the occurrence of an event described under “Mergers, Asset Sales and Self-Dealing Transactions.”

Rights Agreement. A copy of the Rights Agreement, together with Amendment No. 1 dated November 13, 2001, Amendment No. 2 dated November 22, 2002, Amendment No. 3 dated March 12, 2003 and Amendment No. 4 dated December 23, 2003 thereto, is an Exhibit to this Form 8-A/A filed with the Securities and Exchange Commission. A copy of the Rights Agreement is available free of charge from the Company at the following address:

Boston Life Sciences, Inc.

20 Newbury Street, 5/th/ Floor

Boston, MA 02116

Attention: Chief Financial Officer

This summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary by reference.

Item 2.	Exhibits.

1.	Rights Agreement dated as of September 11, 2001 (“Rights Agreement”) between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (“Rights Agent”).*

2.	Amendment No. 1 to the Rights Agreement, between the Company and the Rights Agent, dated as of November 13, 2001.**

3.	Amendment No. 2 to the Rights Agreement, between the Company and the Rights Agent, dated as of November 22, 2002.**

4.	Amendment No. 3 to the Rights Agreement, between the Company and the Rights Agent, dated as of March 12, 2003.***

5.	Amendment No. 4 to the Rights Agreement, between the Company and the Rights Agent, dated as of December 23, 2003.****

6.	Form of Certificate of Designation with respect to the Series D Preferred Stock, par value $.01 per share, of the Company.*

7.	Form of Rights Certificate.*

8.	Summary of Rights (filed as Exhibit C to the Rights Agreement).*

*	Incorporated by reference to BLSI’s Form 8-A/A dated September 13, 2001.
**	Incorporated by reference to BLSI’s Form 8-A/A dated November 22, 2002.
***	Incorporated by reference to BLSI’s Form 8-K dated March 12, 2003.
****	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BOSTON LIFE SCIENCES, INC.

Date:	December 29, 2003	By:	/s/ Joseph Hernon

Joseph Hernon
Chief Financial Officer and Secretary

EXHIBIT INDEX

The following designated exhibits are filed herewith:

1.	Rights Agreement dated as of September 11, 2001 (“Rights Agreement”) between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (“Rights Agent”).*

2.	Amendment No. 1 to the Rights Agreement, between the Company and the Rights Agent, dated as of November 13, 2001.**

3.	Amendment No. 2 to the Rights Agreement, between the Company and the Rights Agent, dated as of November 22, 2002.**

4.	Amendment No. 3 to the Rights Agreement, between the Company and the Rights Agent, dated as of March 12, 2003.***

5.	Amendment No. 4 to the Rights Agreement, between the Company and the Rights Agent, dated as of December 23, 2003.****

6.	Form of Certificate of Designation with respect to the Series D Preferred Stock, par value $.01 per share, of the Company.*

7.	Form of Rights Certificate.*

8.	Summary of Rights (filed as Exhibit C to the Rights Agreement).*

*	Incorporated by reference to BLSI’s Form 8-A/A dated September 13, 2001.
**	Incorporated by reference to BLSI’s Form 8-A/A dated November 22, 2002.
***	Incorporated by reference to BLSI’s Form 8-K dated March 12, 2003.
****	Filed herewith.